Exhibit 23.1

Independent Auditors’ Consent

To: the Supervisory Board of Koninklijke Philips Electronics N.V.

We consent to the use of our reports dated February 17, 2011, with respect to the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, which reports appear in or are incorporated by reference in the December 31, 2010 Annual Report on Form 20-F of Koninklijke Philips Electronics N.V.

KPMG ACCOUNTANTS N.V.

/s/ KPMG Accountants N.V.
Amsterdam, the Netherlands

February 18, 2011